Transamerica 10f-3 Equity Report March 2017


Fund	Offering Date/Trade Date	Issuer/Security
	Cusip	Offering Type	Shares	Unit Price of
Offering/Price Paid Per Unit	Spread	Total Price Paid
	Underwriter From Whom the Fund Purchased
	Total Shares Offered	Total Size of the
Offering	Total Shares Purchased by Investment
Management	Total Price Paid by the Fund Plus Total
Price paid For Same Securities Purchased By the Same
Sub-adviser	% of Offering	Sydicate Members
Transamerica Series Trust/Multi-Managed Balanced VP
	2017-03-02	SNAP INC - A	83304A10
	U.S Registered	 23,900.00 	17.00	0.425
	$406,300	Morgan Stanley And Co LLC
	200,000,000	$3,400,000,000	 5,422,400
	$92,180,800	2.71%	Morgan Stanley,
Barclays, Goldman Sachs, Credit Suisse, JPMorgan,
Deutsche Bank, Allen & Company LLC